                                Filed by Inveresk Research Group, Inc.
                                pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                Subject company: Inveresk Research Group, Inc. Commission File No. 333-118257


The following three letters were sent to option holders in the United Kingdom today:

                          *   *   *   *   *   *   *  *


INVERESK RESEARCH GROUP, INC.               CHARLES RIVER LABORATORIES
11000 Weston Parkway                        INTERNATIONAL, INC.
Cary                                        251 Ballardvale Street
North Carolina 27513                        Wilmington
USA                                         Massachusetts 01887
                                            USA


                                                                 18 October 2004

To: UK holders of unapproved options under the Inveresk 2002 Stock Option Plan (the "UNAPPROVED PLAN") which have exercise prices of US$ 0.03, US$ 0.05 or US$ 0.40

Dear Optionholder

    AGREED MERGER BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND
                         INVERESK RESEARCH GROUP, INC.

1.       INTRODUCTION

         On 1 July 2004, the boards of Charles River Laboratories International, Inc. ("CHARLES RIVER") and Inveresk Research Group, Inc. ("INVERESK") announced that they had reached agreement on the terms of a merger (the "MERGER"). The purpose of this notice is to explain the effect of the Merger on the stock options you hold under the Unapproved Plan (the "OPTION").

2.       SUMMARY OF THE TERMS OF THE MERGER

         Under the terms of the Merger, Inveresk shareholders will receive:

         IN RESPECT OF EACH SHARE OF            0.48 SHARES OF CHARLES RIVER
         INVERESK COMMON STOCK                  COMMON STOCK AND US$ 15.15
                                                IN CASH

3.       HOW DOES THE MERGER AFFECT MY OPTIONS?

         As a result of the Merger, your outstanding Options under the Unapproved Plan will be automatically rolled over into options which are intended to be of equivalent value over Charles River Common Stock (the "CHARLES RIVER OPTION").

         The number of shares of Charles River Common Stock subject to your Charles River Option will be 0.8 times the number of shares of Inveresk Common Stock currently subject to your Inveresk Options (rounded down to the nearest whole number of shares of Charles River Common Stock). The terms of the rollover are intended to reflect the economic deal offered to Inveresk shareholders, based on the respective share prices shortly before the Merger was announced.

         The exercise price of your Charles River Option will be equal to the exercise price of your Inveresk Option, divided by 0.8 (rounded to the nearest whole cent). As a result, the total amount payable on the exercise of your Charles River Option will remain the same as it would have been had you exercised your Option over Inveresk Common Stock, subject to rounding adjustments (although as there will be a smaller number of Charles

         River Common Stock subject to your Charles River Option, the exercise price per share will be higher).

         EXAMPLE

         Assume you were granted an Option on 28 June 2002 over 10,000 shares of Inveresk Common Stock at an exercise price of USD 4 per share. The total amount payable on exercise is USD 40,000.

         When your Inveresk Option is automatically rolled over, your Option will be over 8,000 shares of Charles River Common Stock at an exercise price of USD 5 per share. The total amount payable on exercise is USD 40,000.

         The Charles River Options will continue to be governed by the Rules of the Unapproved Plan. In particular, the Charles River Options can be exercised at the same time and in the same circumstances as your Inveresk Options could have been exercised.

4.       NATIONAL INSURANCE ELECTIONS

4.1      Existing National Insurance Elections

         There are two different existing forms of Inveresk National Insurance elections ("NIC ELECTIONS") and you have entered into both forms of these NIC elections with your employer. In respect of any Inveresk Options that were granted to you at the time of the 2002 Initial Public Offering of Inveresk (the "IPO"), you entered into an NIC election with your employer to transfer all of the employer's National Insurance that arises on the Option gain that exceeds the price that shares were first offered and sold to the public in the IPO which was USD13 (the "IPO NIC ELECTION"). In respect of Inveresk Options granted to you at any other time, you entered into an NIC election with your employer to pay all of the employer's National Insurance arising on the exercise of those Options (the "FULL NIC ELECTION").

4.2      New National Insurance Elections

         Charles River requires you to enter into similar NIC elections in respect of your Charles River Options.

         Charles River requires you to enter into a new IPO NIC Election (the "NEW IPO NIC ELECTION") to transfer all of the employer's National Insurance that arises on the Charles River Option gain that exceeds USD
         16.25. This figure of USD 16.25 represents the IPO price of USD 13 multiplied by a factor of 1.25 to take account of the rollover terms of the Merger.

         EXAMPLE

         As in the example in Section 3 above, assume you were granted an Option on 28 June 2002 over 10,000 shares of Inveresk Common Stock at an exercise price of USD 4 per share. The total amount payable on exercise is USD 40,000. Assume that you entered into the IPO NIC Election, in which case you will be liable to pay all of the employer's National Insurance that arises on the amount by which the Option gain per share exceeds the IPO price of USD 13. You have Options over 10,000 shares and so you will be liable to pay employer's National Insurance on the part of your total Option gains that exceed USD 130,000.

         As shown in the example in Section 3 above, when your Inveresk Option is automatically rolled over, your Option will be over 8,000 shares of Charles River Common Stock at an exercise price of USD 5 per share. The total amount payable on exercise is USD 40,000. When you enter into the New IPO NIC Election, you will be liable to pay all of the employer's National Insurance that arises on the Charles River Option gain that exceeds USD 16.25, which is the IPO price of USD 13 divided by 0.8 (or multiplied by 1.25). You have Charles River Options over 8,000 shares and so you will be liable to pay Employer's National Insurance on the part of your total Charles River Option gains that exceed USD 130,000.

         Charles River also requires you to enter into a new Full NIC Election (the "NEW FULL NIC ELECTION") to transfer all of the employer's National Insurance that arises on the Charles River Option gain.

         The New IPO NIC Election and the New Full NIC Election are enclosed for your completion.

5.       ACTION TO BE TAKEN

         IF YOU WISH TO EXERCISE YOUR CHARLES RIVER OPTIONS AFTER THE MERGER HAS BECOME EFFECTIVE, THEN YOU MUST HAVE COMPLETED THE ENCLOSED NEW IPO NIC ELECTION AND THE ENCLOSED NEW FULL NIC ELECTION (AS APPROPRIATE) AND RETURNED THEM TO DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE PRIOR TO EXERCISE.

         IN ORDER TO BE ABLE TO EXERCISE YOUR OPTIONS AS SOON AS THE MERGER BECOMES EFFECTIVE, DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE MUST HAVE RECEIVED YOUR COMPLETED NEW IPO NIC ELECTION AND NEW FULL NIC ELECTION (AS APPROPRIATE) PRIOR TO THE MERGER DATE WHICH IS EXPECTED TO BE 20 OCTOBER 2004.

         Please note that if for any reason the Merger never becomes effective, your Inveresk Options will not be automatically rolled over and you will continue to hold your Options over shares of Inveresk Common Stock.

6.       TAX CONSEQUENCES

         A summary of the tax consequences for holders of options under the Unapproved Plan who are tax resident in the United Kingdom is set out in the Appendix to this letter. If you are in any doubt about your own taxation position, you should consult your personal taxation adviser immediately.

         Yours faithfully



         /s/ Walter Nimmo                    /s/ James C. Foster

         Walter Nimmo                        James C. Foster

         For and on behalf of                For and on behalf of
         INVERESK RESEARCH GROUP, INC.       CHARLES RIVER LABORATORIES
                                             INTERNATIONAL, INC.

Notes:

(i) Unless the context otherwise requires, words and expressions defined in the rules of the Unapproved Plan have the same meaning in this letter.

(ii) In the event of any differences between this letter, the rules of the Unapproved Plan and the relevant legislation, the rules of the Unapproved Plan and the relevant legislation will prevail.

(iii) The accidental omission to dispatch this letter, or any failure to receive the same by, any person whose options under the Unapproved Plan are rolled over, shall not invalidate the rollover in any way.

(iv) As at the date of this letter, it is anticipated that the Merger will become effective on or about 20 OCTOBER 2004. However, the Merger is subject to regulatory and shareholder approval and this date may change. If it does change, you will be notified accordingly.

                                    APPENDIX

THIS APPENDIX CONTAINS A SUMMARY OF THE MAIN UK TAX IMPLICATIONS OF THE AUTOMATIC ROLLOVER OF YOUR INVERESK OPTIONS INTO OPTIONS OVER CHARLES RIVER COMMON STOCK UPON THE MERGER BECOMING EFFECTIVE. THE SUMMARY IS BASED ON EXISTING LAW AND ON WHAT IS UNDERSTOOD TO BE CURRENT INLAND REVENUE PRACTICE. THE SUMMARY IS INTENDED AS A GENERAL GUIDE ONLY AND APPLIES ONLY TO OPTIONHOLDERS RESIDENT FOR TAX PURPOSES IN THE UK. IF YOU ARE IN ANY DOUBT ABOUT YOUR TAXATION POSITION, OR YOU ARE RESIDENT OR OTHERWISE SUBJECT TO TAXATION IN A JURISDICTION OUTSIDE THE UK, YOU SHOULD CONSULT YOUR OWN DULY AUTHORISED PERSONAL TAXATION ADVISER IMMEDIATELY.

When your existing Option over Inveresk Common Stock is rolled over into an Option over Charles River Common Stock no liability either to income tax or capital gains tax will arise at that time.

If you exercise your Option after it has been rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you). As outlined in section 4.2 of the letter, the reason you are being asked to enter into the new NIC elections is to ensure that you still pay employer's NICs on the same basis on the gain arising on the exercise of your Charles River Option as would have arisen on the exercise of your Inveresk Option had it not been rolled over.

On the sale of your Charles River Common Stock acquired on the exercise of your Charles River Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of L8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

If you exercise your Inveresk Option now before your Option is rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you).

On a sale of your Inveresk Common Stock acquired on the exercise of your Inveresk Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of L8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

                                     * * *

                           *   *   *   *   *   *   *

THIS DOCUMENT RELATES TO YOUR OPTIONS GRANTED UNDER THE INVERESK APPROVED EXECUTIVE SHARE OPTION SCHEME.

IF YOU DO NOTHING YOUR OPTIONS WILL BECOME WORTHLESS IN DUE COURSE.

IF YOU ARE IN ANY DOUBT AS TO THE ACTION YOU SHOULD TAKE, YOU ARE RECOMMENDED TO SEEK YOUR OWN PERSONAL FINANCIAL ADVICE IMMEDIATELY FROM YOUR STOCKBROKER, BANK MANAGER, SOLICITOR, ACCOUNTANT OR OTHER INDEPENDENT FINANCIAL ADVISER WHO, IF YOU ARE TAKING ADVICE IN THE UNITED KINGDOM, IS AUTHORISED PURSUANT TO THE FINANCIAL SERVICES AND MARKETS ACT 2000 OR FROM AN APPROPRIATELY AUTHORISED INDEPENDENT FINANCIAL ADVISER IF YOU ARE IN A TERRITORY OUTSIDE THE UNITED KINGDOM.

The contents of this document have been approved solely for the purposes of section 21 of the Financial Services and Markets Act 2000 by Credit Suisse First Boston (Europe) Limited of One Cabot Square London E14 4QJ ("CSFB"). CFSB is acting for Charles River Laboratories International, Inc and no one else in connection with the Merger, as defined below, and will not be responsible to any other person for providing the protections afforded to clients of CSFB or for providing advice in relation to the Merger or the subject matter of this document.

INVERESK RESEARCH GROUP, INC.     CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
11000 Weston Parkway              251 Ballardvale Street
Cary                              Wilmington
North Carolina 27513              Massachusetts 01887
USA                               USA

                                                                 18 October 2004

To: Holders of options under the Inveresk Approved Executive Share Option Scheme (the "UK APPROVED SCHEME")

Dear Optionholder

    AGREED MERGER BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC. AND
                         INVERESK RESEARCH GROUP, INC.

1.       INTRODUCTION

         On 1 July 2004, the boards of Charles River Laboratories International, Inc. ("Charles River") and Inveresk Research Group, Inc. ("Inveresk") announced that they had reached agreement on the terms of a merger (the "MERGER"). The purpose of this letter is to explain the effect of the Merger on the stock options you hold under the UK Approved Scheme (the "OPTION").

2.       SUMMARY OF THE TERMS OF THE MERGER

         Under the terms of the Merger, Inveresk shareholders will receive:

         IN RESPECT OF EACH SHARE OF          0.48 SHARES OF CHARLES RIVER
         INVERESK COMMON STOCK                COMMON STOCK AND US$ 15.15
                                              IN CASH

3.       HOW DOES THE MERGER AFFECT MY OPTIONS?

         As a result of the Merger, your outstanding Options under the UK Approved Scheme can be rolled over into options which are intended to be of equivalent value over Charles River Common Stock on the basis described in the Rollover Proposal below. If you wish to roll over your Options, you will need to complete and return the enclosed Form of Instruction as soon as possible.

         You can continue to roll over your Options after the Merger becomes effective (the "Merger Date") for a period of one month but not for any longer. If you fail to take any action, your Options under the UK Approved Scheme will lapse and become worthless one month from the Merger Date.

         As referred to in 4.4 below you can instead exercise your Option (but only to the extent it is currently exercisable) until the Merger Date.

4.       THE ROLLOVER PROPOSAL

4.1      WHAT IS THE ROLLOVER PROPOSAL?

         The Rollover Proposal is that you release (conditional upon the Merger becoming effective) your existing Option over Inveresk Common Stock in return for the grant of an Option which is intended to be of equivalent value over Charles River Common Stock (the "Charles River Option") on the basis described below.

         Under the Rollover Proposal, the number of shares of Charles River Common Stock subject to your Charles River Option will be 0.8 times the number of shares of Inveresk Common Stock currently subject to your Inveresk Option (rounded down to the nearest whole number of shares of Charles River Common Stock). In this way, the terms of the Rollover Proposal are intended to reflect the economic deal offered to Inveresk Shareholders, based on the respective share prices shortly before the Merger was announced.

         The exercise price of your Charles River Option will be equal to the exercise price of your Inveresk Option, divided by 0.8. As a result, the total amount payable on the exercise of your Charles River Option will remain the same as it would have been had you exercised your Option over Inveresk Common Stock, subject to rounding adjustments (although as there will be a smaller number of Charles River Common Stock subject to your Option, the exercise price per share will be higher).

         EXAMPLE

         Assume you were granted an Option on 1 July 2003 over 30,000 shares of Inveresk Common Stock at an exercise price of L1 per share. The total amount payable on exercise is L30,000.

         If you accept the Rollover Proposal, and the Merger becomes effective, your Option will be over 24,000 shares of Charles River Common Stock at an exercise price of L1.25 per share. The total amount payable on exercise is L30,000.

4.2      TERMS OF THE ROLLOVER PROPOSAL

         The terms of the Rollover Proposal are designed to preserve the value in your existing Charles River Options and have been agreed with the Inland Revenue.

         The Charles River Options will continue to be governed by the Rules of the UK Approved Scheme. In particular, the Charles River Options can be exercised at the same time and in the same circumstances as your Inveresk Options could have been exercised. You will receive a new Option certificate in due course.

         You have entered into an election with your employer to pay the employer's National Insurance on the exercise of your Inveresk options. Charles River requires you to enter into a similar election in respect of your Charles River Options, and this is enclosed for your completion.

         Please note that if for any reason the Merger never becomes effective, the Rollover Proposal will not be implemented and you will continue to hold your Options over shares of Inveresk Common Stock.

4.3      WHAT IS THE TIMETABLE FOR ACCEPTING THE ROLLOVER PROPOSAL?

         You should indicate as soon as possible whether you wish to accept the Rollover Proposal. To accept the Rollover Proposal you must complete and return your Form of Instruction and National Insurance Election, together with the Option Certificate issued to you at the time of grant, to DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE marked `Option Rollover' SO THEY ARE RECEIVED NOT LATER THAN ONE MONTH AFTER THE MERGER DATE.

         If you wish to exercise your Option after the Merger becomes effective you must first accept the Rollover Proposal. In order to be able to exercise your Option as soon as the Merger becomes effective, your Form of Instruction and National Insurance Election, together with the Option Certificate issued to you at the time of grant, must have been received prior to the Merger Date which is expected to be 20 October 2004.

         Once you have accepted the Rollover Proposal, your acceptance cannot subsequently be revoked.

4.4      WHAT HAPPENS IF I DO NOT ACCEPT THE ROLLOVER PROPOSAL?

         You may exercise your Option (to the extent that it is currently exercisable) until the Merger becomes effective.

         Upon the Merger becoming effective, Inveresk will cease to exist. As a result, you will only be able to obtain shares by first accepting the Rollover Proposal. If you do not accept the Rollover Proposal your Option will lapse one month after the Merger Date.

5.       TAX CONSEQUENCES

         A summary of the tax consequences for Optionholders who are tax resident in the United Kingdom is set out in the Appendix to this letter. If you are in any doubt about your own taxation position, you should consult your personal taxation adviser immediately.

6.       ACTION TO BE TAKEN

         A Form of Instruction and National Insurance Election is enclosed with this letter. If you wish to accept the Rollover Proposal, you should complete and return both the enclosed Form of Instruction and National Insurance Election, to DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE marked `Option Rollover' as soon as possible and in any event so as to be received by no later than one month after the Merger Date.

         Yours faithfully

         /s/ Walter Nimmo                    /s/ James C. Foster
         Walter Nimmo                        James C. Foster

         For and on behalf of                For and on behalf of
         INVERESK RESEARCH GROUP, INC.       CHARLES RIVER LABORATORIES
                                             INTERNATIONAL, INC.

Notes:

(i) Unless the context otherwise requires, words and expressions defined in the rules of the UK Approved Scheme have the same meaning in this letter and the enclosed Form of Instruction.

(ii) In the event of any differences between this letter, the rules of the UK Approved Scheme and the relevant legislation, the rules of the UK Approved Scheme and the relevant legislation will prevail.

(iii) The accidental omission to dispatch this letter or the Form of Instruction to, or any failure to receive the same by, any person to whom the Rollover Proposal is made or should be made, shall not invalidate the Rollover Proposal in any way.

(iv) As at the date of this letter, it is anticipated that the Merger will become effective on or about 20 OCTOBER 2004. However, the Merger is subject to regulatory and shareholder approval and this date may change. If it does change, you will be notified accordingly.

                                    APPENDIX

THIS APPENDIX CONTAINS A SUMMARY OF THE MAIN UK TAX IMPLICATIONS OF ACCEPTING THE ROLLOVER PROPOSAL. THE SUMMARY IS BASED ON EXISTING LAW AND ON WHAT IS UNDERSTOOD TO BE CURRENT INLAND REVENUE PRACTICE. THE SUMMARY IS INTENDED AS A GENERAL GUIDE ONLY AND APPLIES ONLY TO OPTIONHOLDERS RESIDENT FOR TAX PURPOSES IN THE UK. IF YOU ARE IN ANY DOUBT ABOUT YOUR TAXATION POSITION, OR YOU ARE RESIDENT OR OTHERWISE SUBJECT TO TAXATION IN A JURISDICTION OUTSIDE THE UK, YOU SHOULD CONSULT YOUR OWN DULY AUTHORISED PERSONAL TAXATION ADVISER IMMEDIATELY.

If you rollover your existing Option over Inveresk Common Stock into an Option over Charles River Common Stock no liability either to income tax or capital gains tax will arise at that time.

If you exercise your Inveresk Option now, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain (since you will be exercising your Inveresk Option less than three years after your Inveresk Option was originally granted over Inveresk Common Stock). You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you).

On a sale of your Inveresk Common Stock acquired on the exercise of your Inveresk Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of L8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

                                     * * *

                           *   *   *   *   *   *   *

INVERESK RESEARCH GROUP, INC.     CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
11000 Weston Parkway              251 Ballardvale Street
Cary                              Wilmington
North Carolina 27513              Massachusetts 01887
USA                               USA

                                                                 18 October 2004

To: UK holders of unapproved options under the Inveresk 2002 Stock Option Plan (the "UNAPPROVED Plan") who have been granted unapproved options after 27 June 2002 and who do not hold unapproved options with exercise prices of US$ 0.03, US$ 0.05 or US$ 0.40

Dear Optionholder

      AGREED MERGER BETWEEN CHARLES RIVER LABORATORIES INTERNATIONAL, INC.
                        AND INVERESK RESEARCH GROUP, INC.

1.       INTRODUCTION

         On 1 July 2004, the boards of Charles River Laboratories International, Inc. ("CHARLES RIVER") and Inveresk Research Group, Inc. ("INVERESK") announced that they had reached agreement on the terms of a merger (the "MERGER"). The purpose of this notice is to explain the effect of the Merger on the stock options you hold under the Unapproved Plan (the "OPTION").

2.       SUMMARY OF THE TERMS OF THE MERGER

         Under the terms of the Merger, Inveresk shareholders will receive:

         IN RESPECT OF EACH SHARE OF            0.48 SHARES OF CHARLES RIVER
         INVERESK COMMON STOCK                  COMMON STOCK AND US$ 15.15
                                                IN CASH

3.       HOW DOES THE MERGER AFFECT MY OPTIONS?

         As a result of the Merger, your outstanding Options under the Unapproved Plan will be automatically rolled over into options which are intended to be of equivalent value over Charles River Common Stock (the "CHARLES RIVER OPTION").

         The number of shares of Charles River Common Stock subject to your Charles River Option will be 0.8 times the number of shares of Inveresk Common Stock currently subject to your Inveresk Options (rounded down to the nearest whole number of shares of Charles River Common Stock). The terms of the rollover are intended to reflect the economic deal offered to Inveresk shareholders, based on the respective share prices shortly before the Merger was announced.

         The exercise price of your Charles River Option will be equal to the exercise price of your Inveresk Option, divided by 0.8 (rounded to the nearest whole cent). As a result, the total amount payable on the exercise of your Charles River Option will remain the same as it would have been had you exercised your Option over Inveresk Common Stock, subject to rounding adjustments (although as there will be a smaller number of Charles River Common Stock subject to your Charles River Option, the exercise price per share will be higher).

         EXAMPLE

         Assume you were granted an Option on 28 June 2002 over 10,000 shares of Inveresk Common Stock at an exercise price of USD 4 per share. The total amount payable on exercise is USD 40,000.

         When your Inveresk Option is automatically rolled over, your Option will be over 8,000 shares of Charles River Common Stock at an exercise price of USD 5 per share. The total amount payable on exercise is USD 40,000.

         The Charles River Options will continue to be governed by the Rules of the Unapproved Plan. In particular, the Charles River Options can be exercised at the same time and in the same circumstances as your Inveresk Options could have been exercised.

4.       NATIONAL INSURANCE ELECTIONS

         You have entered into an NIC election with your employer to pay all of the employer's National Insurance arising on the exercise of your Inveresk Options (the "INVERESK NIC ELECTION").

         Charles River requires you to enter into a similar NIC election (the "CHARLES RIVER NIC Election") in respect of your Charles River Options to transfer all of the employer's National Insurance that arises on the Charles River Option gain.

         The Charles River NIC Election is enclosed for your completion.

5.       ACTION TO BE TAKEN

         IF YOU WISH TO EXERCISE YOUR CHARLES RIVER OPTIONS AFTER THE MERGER HAS BECOME EFFECTIVE, THEN YOU MUST HAVE COMPLETED THE ENCLOSED CHARLES RIVER NIC ELECTION AND RETURNED IT TO DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE PRIOR TO EXERCISE.

         IN ORDER TO BE ABLE TO EXERCISE YOUR OPTIONS AS SOON AS THE MERGER BECOMES EFFECTIVE, DOREEN DAVIDSON AT INVERESK RESEARCH GROUP LIMITED, ELPHINSTONE RESEARCH CENTRE, TRANENT, EDINBURGH EH33 2NE MUST HAVE RECEIVED YOUR COMPLETED CHARLES RIVER NIC ELECTION PRIOR TO THE MERGER DATE WHICH IS EXPECTED TO BE 20 OCTOBER 2004.

         Please note that if for any reason the Merger never becomes effective, your Inveresk Options will not be automatically rolled over and you will continue to hold your Options over shares of Inveresk Common Stock.

6.       TAX CONSEQUENCES

         A summary of the tax consequences for holders of options under the Unapproved Plan who are tax resident in the United Kingdom is set out in the Appendix to this letter. If you are in any doubt about your own taxation position, you should consult your personal taxation adviser immediately.

         Yours faithfully

         /s/ Walter Nimmo                    /s/ James C. Foster
         Walter Nimmo                        James C. Foster

         For and on behalf of                For and on behalf of
         INVERESK RESEARCH GROUP, INC.       CHARLES RIVER LABORATORIES
                                             INTERNATIONAL, INC.

Notes:

(i) Unless the context otherwise requires, words and expressions defined in the rules of the Unapproved Plan have the same meaning in this letter.

(ii) In the event of any differences between this letter, the rules of the Unapproved Plan and the relevant legislation, the rules of the Unapproved Plan and the relevant legislation will prevail.

(iii) The accidental omission to dispatch this letter, or any failure to receive the same by, any person whose options under the Unapproved Plan are rolled over, shall not invalidate the rollover in any way.

(iv) As at the date of this letter, it is anticipated that the Merger will become effective on or about 20 OCTOBER 2004. However, the Merger is subject to regulatory and shareholder approval and this date may change. If it does change, you will be notified accordingly.

                                    APPENDIX

THIS APPENDIX CONTAINS A SUMMARY OF THE MAIN UK TAX IMPLICATIONS OF THE AUTOMATIC ROLLOVER OF YOUR INVERESK OPTIONS INTO OPTIONS OVER CHARLES RIVER COMMON STOCK UPON THE MERGER BECOMING EFFECTIVE. THE SUMMARY IS BASED ON EXISTING LAW AND ON WHAT IS UNDERSTOOD TO BE CURRENT INLAND REVENUE PRACTICE. THE SUMMARY IS INTENDED AS A GENERAL GUIDE ONLY AND APPLIES ONLY TO OPTIONHOLDERS RESIDENT FOR TAX PURPOSES IN THE UK. IF YOU ARE IN ANY DOUBT ABOUT YOUR TAXATION POSITION, OR YOU ARE RESIDENT OR OTHERWISE SUBJECT TO TAXATION IN A JURISDICTION OUTSIDE THE UK, YOU SHOULD CONSULT YOUR OWN DULY AUTHORISED PERSONAL TAXATION ADVISER IMMEDIATELY.

When your existing Option over Inveresk Common Stock is rolled over into an Option over Charles River Common Stock no liability either to income tax or capital gains tax will arise at that time.

If you exercise your Option after it has been rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain. As outlined in section 4.2 of the letter, the reason you are being asked to enter into the new NIC election is to ensure that you still pay employer's NICs on the same basis on the gain arising on the exercise of your Charles River Option as would have arisen on the exercise of your Inveresk Option had it not been rolled over.

On the sale of your Charles River Common Stock acquired on the exercise of your Charles River Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of L8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

If you exercise your Inveresk Option now before your Option is rolled over, income tax and employee's national insurance contributions ("NICs") will be payable on the option gain. You will also have to pay the employer's NIC arising on the option gain (to the extent that such liability has been passed to you).

On a sale of your Inveresk Common Stock acquired on the exercise of your Inveresk Option, you will make a disposal for capital gains tax purposes. To the extent that your sale proceeds exceed the market value of the shares of Inveresk Common Stock by reference to which you were charged to income tax and NIC on the exercise of your Inveresk Options, you will be liable to Capital Gains Tax (subject to an annual exemption of L8,200 for all your chargeable gains, as reduced by any allowable losses, from all sources for the 2004/2005 tax year).

                                     * * *

                           *   *   *   *   *   *   *

FORWARD-LOOKING STATEMENTS This document includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook," and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories ("Charles River") and Inveresk Research Group, Inc ("Inveresk"), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission
(SEC)reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

ADDITIONAL INFORMATION This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. In connection with the proposed transaction, a registration statement on Form S-4 was filed with the SEC on September 16, 2004. Shareholders of Charles River and shareholders of Inveresk are urged to read the registration statement and any other relevant documents filed with the SEC, including the joint proxy statement/prospectus that is part of the registration statement, because they contain important information about the proposed merger. The joint proxy statement/prospectus was mailed to shareholders of Charles River and shareholders of Inveresk on or about September 17, 2003. Investors and security holders can obtain the documents free of charge at the SEC's website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, Shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River's website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk's website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River's directors and executive officers is available in Charles River's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk's directors and executive officers is available in Inveresk's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC.